EXHIBIT 99.1

Colliers declares semi-annual dividend

TORONTO, Dec. 03, 2024 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (TSX and NASDAQ: CIGI) ("Colliers") announced today that its Board of Directors has declared a semi-annual cash dividend on the outstanding Subordinate Voting Shares and Multiple Voting Shares (together, the "Common Shares") of US$0.15 per Common Share.   This dividend is in accordance with the dividend policy of Colliers. The dividend is payable on January 14, 2025 to holders of Common Shares of record at the close of business on December 31, 2024. The dividend is an "eligible dividend" for Canadian income tax purposes.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading global diversified professional services company, specializing in commercial real estate services, engineering consultancy and investment management. With operations in 70 countries, our 22,000 enterprising professionals provide exceptional service and expert advice to clients. For nearly 30 years, our experienced leadership – with substantial inside ownership – has consistently delivered approximately 20% compound annual investment returns for shareholders. With annual revenues exceeding $4.5 billion and $99 billion of assets under management, Colliers maximizes the potential of property, infrastructure and real assets to accelerate the success of our clients, investors and people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Forward-looking Statements

This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:

Christian Mayer
Chief Financial Officer
(416) 960-9500